UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sky Solar Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

83084J103(1)

(CUSIP Number)

Weili Su

Unit 402, 4th Floor, Fairmont House

No.8 Cotton Tree Drive, Admiralty

Hong Kong Special Administrative Region

The People’s Republic of China

Telephone: +852 3960 6548

With a copy to:

Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton LLP

c/o 37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing eight of the ordinary shares (“Ordinary Shares”) of the Issuer.

CUSIP Number: 83084J103
1.	Name of Reporting Persons Weili Su
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 102,618,110
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 102,618,110
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,618,110
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP Number: 83084J103
1.	Name of Reporting Persons Sky Solar Group Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Yiwu Runyang Renewable Energy Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Tibet Tianjian Solar Renewable Energy System Integration Technology Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Tianhua Solar New Energy Investment Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Tianhua Solar Investment Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Changdu Tianjian Solar Power Engineering Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on November 18, 2016 (the “Original Schedule 13D”), relating to the Ordinary Shares of Sky Solar Holdings, Ltd. (the “Company” or “Issuer”) being filed jointly by Sky Solar Group Co., Ltd., Yiwu Co., Tibet Co., Tianhua Solar New Energy, Tianhua Solar Investment, Weili Su and Changdu Tianjian (together, the “Reporting Persons”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 1. Security and Issuer

This statement relates to the Ordinary Shares of the Company. The Company’s principal executive office is located at Unit 402, 4th Floor, Fairmont House, No.8 Cotton Tree Drive, Admiralty, Hong Kong Special Administrative Region, the People’s Republic of China.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated by adding the following text at the end:

As described in Item 4 below, the parties to the Share Purchase Agreements have decided to terminate the Share Purchase Agreement. The information set forth in Item 4 below is hereby incorporated by reference into this Item 2.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following text at the end:

The closing of the Share Purchases had not happened by December 31, 2016 as the conditions to closing, including approval from the relevant PRC governmental authorities and Capital Contributions to Tibet Co. had not been fulfilled by then. The parties to the Share Purchase Agreements had been discussing extension of the closing date and alternatives to the transactions contemplated by the Share Purchase Agreements. In light of the current market condition and PRC regulatory environment, the parties to the Share Purchase Agreements have decided to terminate the Share Purchase Agreements.

Except as disclosed above, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this statement and the information set forth in Items 2 and 4 are hereby incorporated by reference in their entirety in this Item 5.

(a) – (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.

Name	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Sky Solar Group Co., Ltd.	0	0%	0	0	0	0
Yiwu Runyang Renewable Energy Co., Ltd.	0	0%	0	0	0	0
Tibet Tianjian Solar Renewable Energy System Integration Technology Co., Ltd.	0	0%	0	0	0	0
Tianhua Solar New Energy Investment Co., Ltd.	0	0%	0	0	0	0
Tianhua Solar Investment Co., Ltd.	0	0%	0	0	0	0
Weili Su(1)	102,618,110	24.5%	0	102,618,110	0	102,618,110
Changdu Tianjian Solar Power Engineering Co., Ltd.	0	0%	0	0	0	0

* Percentages are calculated based on 419,546,514 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2017, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(1)         Includes 102,618,110 Ordinary Shares (including 100,018,104 Ordinary Shares as represented by 12,502,263 ADSs) held by Flash Bright Power Ltd. Weili Su directly owns 100% of Flash Bright Power Ltd.

(c) Except as disclosed in Item 6 below, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d) Not applicable.

(e)  Sky Solar Group Co., Ltd., Yiwu Co., Tibet Co., Tianhua Solar New Energy, Tianhua Solar Investment and Changdu Tianjian ceased to be a beneficial owner of 5% or more of the Ordinary Shares on February 13, 2018.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

99.1(1)	Joint Filing Agreement by and among the Reporting Persons, dated November 18, 2016.

99.2(1)

English Translation of Investment Cooperation Framework Agreement, dated as of November 16, 2016, by and among Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc.

99.3(1)

English Translation of the Supplemental Agreement, dated as of November 17, 2016, by and among Sky Solar Group Co., Ltd. Yiwu Co., Flash Bright Power Ltd., IDG-ACCEL China Capital L.P., IDG-ACCEL China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Rihuaxing Limited, and Sunpeak Universal Holdings, Inc.

(1)	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

Weili Su

/s/ Weili Su

Sky Solar Group Co., Ltd.

By:	/s/ Weili Su
Name:	Weili Su
Title:	Director

Yiwu Runyang Renewable Energy Co., Ltd.

By:	*

Tibet Tianjian Solar Renewable Energy System Integration Technology Co., Ltd.

By:	*

Tianhua Solar New Energy Investment Co., Ltd.

By:	/s/ Weili Su
Name:	Weili Su
Title:	Legal Representative

Tianhua Solar Investment Co., Ltd.

By:	/s/ Weili Su
Name:	Weili Su
Title:	Legal Representative

Changdu Tianjian Solar Power Engineering Co., Ltd.

By:	/s/ Weili Su
Name:	Weili Su
Title:	Legal Representative

*By:	/s/ Weili Su
Name:	Weili Su
Attorney-in-fact